August 20, 2020

Ms. Kimberly Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AlphaMark Investment Trust File No. 333-152045

Dear Ms. Browning:

On June 25, 2020, AlphaMark Investment Trust (the “Registrant” or the “Fund”) filed a post-effective amendment to its registration statement. You provided comments last week via telephone to Cassandra Borchers. Those comments are summarized below. Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Fund’s registration statement.

1.	Please acknowledge that Registrant has reviewed the SEC’s public announcement from October 15, 2016 and that the Registrant is responsible for all disclosures in the Fund’s registration statement.

RESPONSE: Registrant understands, in accordance with SEC’s public announcement on October 5, 2016, that management and the Registrant are responsible for the accuracy of the disclosures in the Fund’s registration statement.

2.	In Item 9 disclosure, Registrant references selling securities short. Please confirm the expenses that arise from short sales are include in “Other Expenses” in the Fee Table. If these are material, consider including under a separate caption.

RESPONSE: The Fund does not currently engage in short selling of securities and does not intend to do so as part of its principal investment strategy. The disclosure in Item 4 and Item 9 has been revised accordingly.

3.	We further note that short sales against the box are reflected in the Item 9 disclosure. If short sales are a principal investment strategy, please include a discussion in the Item 4 Summary. Also specify the types and extent of short sales (i.e. whether short sales will be against the box or naked). If short sales are not against the box, confirm the Fund is segregating assets appropriately.

RESPONSE: The Fund does not currently engage in short selling of securities and does not intend to do so as part of its principal investment strategy. The disclosure in Item 4 and Item 9 has been revised accordingly.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

August 20, 2020

4.	Please explain why the AFFE line is estimated per footnote 1. Review instruction 3.D(ii)(B) and include appropriate language that the information is restated to reflect current fees.

RESPONSE: The AFFE expense has been restated and estimated to reflect the revised investment strategy and increase of investments in ETFs. Registrant has revised the footnote to read:

(1)	Restated and estimated for the current fiscal year to reflect current fees due to the change in investment strategy. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies such as Underlying ETFs. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.
5.	In Footnote 2, please confirm the expiration date of the ELA.

RESPONSE: The term of the current expense limitation agreement will expire on December 31, 2021. The Footnote has been revised as described in response to comment 6.

6.	Fee and Expenses. In footnote 2 to the Fund’s fee table, please revise the second sentence to disclose in a clearer fashion, the circumstances under which the adviser may seek reimbursement of fees waived/reimbursed from the Fund. In this regard, we note that fees waived/reimbursed may only be recouped within three years from the date of the waiver/reimbursement. Also, a fund may only make repayments to the adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.[1], and the recapture amount must result in an expense ratio that is the lesser of: (a) the expense limit in effect at the time of the waiver or reimbursement; and (b) the expense limit in effect at the time of recapture.

1.       See AICPA Audit Risk Alert ARA-INV.73, available at https://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/ARAI
NV_Industry%20Developments_SEC_Staff_Comments_and_Observations_2008_2014.pdf.

RESPONSE: The Footnote has been revised, as follows:

(2)	Management Fee waivers and expense reimbursements by the Advisor are subject to repayment by the Fund for a period of 3 years after the date of such waiver or reimbursement, provided that the repayments do not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: 1) the expense cap in place at the time such amounts were waived or reimbursed; and 2) the Fund’s current expense cap. The repayment amount must result in an expense ratio that is the lesser of: (a) the expense limit in effect at the time of the waiver or reimbursement; and (b) the expense limit in effect at the time of the repayment.

August 20, 2020

7.	We note the portfolio turnover rate of 273% is atypical. Per Item 16(e), please include an explanation for the differences from the most recently completed fiscal years and/or expected variance from the last complete fiscal year in the SAI.

RESPONSE: The Registrant notes that the SAI discloses the basis for the increase in the Fund’s portfolio turnover rate for the fiscal year ended August 31, 2019 relative to prior years. The Portfolio Turnover section of the SAI discloses the following information in compliance with Item 16(e):

The increase in portfolio turnover in 2019 was a result of the Fund trading more frequently to take advantage of market volatility and price swings with respect to portfolio stocks in an effort to generate higher returns.

8.	We note the portfolio turnover from 2019 disclosure suggests the Fund is actively trading. If the Fund engages in active and frequent trading, please enhance the Item 4 Summary to disclose this as part of the principal investment strategy.

RESPONSE: The Fund does not engage in active and frequent trading as part of the Fund’s principal investment strategy and, therefore, the Registrant declines to revise Item 4. The Registrant notes that the unusual trading activity of the Fund was during a period of high market volatility.

9.	Is the Fund investing in both domestic and foreign issuers? Please use Plain English to clarify what type of securities the Fund may invest in—Common? Preferred? ETFs? Are there any specific ETFs to be included in the strategy disclosures?

RESPONSE: The Prospectus has been revised to clarify that the Fund will invest in ETFs, individual large cap common stocks and securities issued by foreign companies that are listed on a U.S. exchange, including sponsored American depositary receipts. The Fund may also hold preferred stocks from time to time that it receives as part of a corporate action. There are no specific ETFs to disclose as part of the Fund’s principal investment strategy.

10.	If the Fund is heavily invested in certain sectors currently then please disclose as part of the principal investment strategy. We note as of 5/31 that the Fund had 17.2% in Healthcare for example. Consider whether you should include disclosures about specific sectors. If not, explain to the Staff why these are not principal investment strategies in the supplemental correspondence.

RESPONSE: The Registrant notes that allocations to a particular sector will not be part of the Fund’s principal investment strategy. The Fund’s investment strategy may take advantage of undervalued and overvalued sectors from time to time; however, the Fund will not be excessively overweight or underweight any particular sector. The Registrant confirms to the Staff that the Fund will not exceed +/- 50% exposure to any sectors represented in the S&P 500 Index. Because sector concentration will not be part of the Fund’s principal investment strategy, Registrant declines to include disclosure regarding any specific sector in the Prospectus. However, the SAI disclosure has been modified to include risk factors for each sector of the S&P 500 Index as an overweight in a particular sector may occur.

August 20, 2020

11.	Revise the second sentence of the second paragraph of Principal Investment Strategies for Plain English.

RESPONSE: The sentence has been revised, as follows:

The Advisor seeks to invest in underlying ETFs or individual equity securities that it believes represent the best risk-adjusted investment options.

12.	Will the Fund invest in any affiliated ETF’s? If so, will the Advisor waive its management fee with respect to such investments?

RESPONSE: The Fund will not invest in the Advisor’s affiliated ETF.

13.	With respect to the Fund’s investments in ADR’s, indicate in the Item 4 Summary whether the Fund may invest in both sponsored and unsponsored ADRs and indicate the risks of such investments.

RESPONSE: The Item 4 Summary has been revised to reflect the fact that the Fund will invest in sponsored ADRs as part of its principal investment strategy.

14.	The Item 4 Summary disclosure includes, “…and may deploy an Options Strategy.” Please clarify and explain in Plain English what the option strategy will be. Will this include writing options? Selling options?

RESPONSE: The disclosure has been revised, as follows:

During periods of volatility, the Fund may utilize the following option strategies: (i) buy puts to seek protection for a portion of the portfolio; (ii) write puts to generate income while waiting for a stock price to become more reasonable; and (iii) write calls to generate income on stock positions that the Advisor believes are becoming overvalued.

15.	In the discussion of options, Registrant uses the word “protection”. We object to the use of “protection” because it is misleading and suggests a guaranteed outcome. Consider adding “seeking to” or use a different term to explain as hedging (if this is appropriate).

RESPONSE: The requested revisions have been made and “to seek” precedes any use of the word protection with respect to options strategies.

16.	Confirm to the Staff in your response that options are not used for speculative purposes and clarify whether options are part of the Fund’s principal or non-principal investment strategy. If you do use for speculative purposes, add disclosure stating as much.

RESPONSE: The Registrant does not use options for speculative purposes and options are part of the Fund’s principal investment strategy. The disclosure has been updated accordingly.

August 20, 2020

17.	In Item 9, to the extent necessary, revise to reflect comments and revisions to Item 4 Summary. For example, Item 9 states there may be naked short sales and if that is correct and it is part of the Principal Investment Strategy, it should be clarified in the Prospectus and appropriate risks added.

RESPONSE: The Item 9 disclosure has been updated to remove any reference to short sales.

18.	Consider adding a sentence or two to the third paragraph of the Item 4 strategy disclosure to discuss considerations the Advisor uses when deciding to sell a security.

RESPONSE: The third paragraph of the Item 4 strategy disclosure has been updated, as follows:

The Advisor may sell an individual equity from the Fund's portfolio under one or more of the following circumstances:

•	A material change in the company's structure or management;
•	A material change in the industry, sector, or economic factors affecting that industry;
•	A position has doubled in weight;
•	Analysts’ estimates of future earnings of the company have decreased by more than 5%;
•	The price has become overvalued by 20% or more based on the Advisor's proprietary cash flow models; or
•	To take advantage of price swings caused by market volatility or events due to the foregoing circumstances.

19.	In Item 9, indicate the types of ADRs that may be used and add more clarification.

RESPONSE: The disclosure has been modified to reflect that the Fund may invest in sponsored American depositary receipts.

20.	We note there is a “Derivatives Risk”. Please harmonize risks disclosures to strategy and consider whether the Options Risk is more appropriate.

RESPONSE: The Derivatives Risk has been removed and the Options Risk has been revised.

21.	See Barry Miller Letter from July 30, 2010. Please address and properly summarize the Fund’s use of derivates. Please confirm, revise accordingly, and acknowledge this Letter in your response.

RESPONSE: The Registrant confirms that the Fund’s revised options disclosures in the Registration Statement are consistent with the SEC staff’s guidance as articulated in the Barry Miller Letter.

22.	Again, please confirm if the Fund will invest in foreign securities as part of its principal investment strategy. Could this be misleading? We note as of May 31, 2020 the Fund was invested 97.39% in US.

RESPONSE: See response to Comment 9 above. The disclosure has been revised to reflect the fact that the Fund may invest in securities of foreign issuers that are listed on a U.S. exchange as part of its principal investment strategy.

August 20, 2020

23.	The Hedging Risk is jargon-laden. Re-evaluate if this risk is appropriate and if it is, re-write using Plain English. Clarify also whether the Fund is segregating assets. Avoid generalizing in the risk factor, be specific as it relates to the Fund.

RESPONSE: The Hedging Risk has been revised in Plain English, as follows:

Hedging is a strategy in which the Fund uses an option to offset the risks associated with certain Fund holdings. There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. The Fund is not required to use hedging and may choose not to do so.

24.	Please enhance the Options Risk to summarize the tax risks and all discussion of OTC risks per Item 9 disclosure. We note the information is included in the Item 9 risk, provide a more fulsome summary for Item 4.

RESPONSE: The Options Risk has been revised, as follows:

There are risks associated with the sale and purchase of call and put options. In general, option prices are highly volatile and may fluctuate substantially during a short period of time. As a seller (writer) of a put option, the Fund will tend to lose money if the value of the reference index or security falls below the strike price. As the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index or security rises above the strike price. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option. Certain of the options in which the Fund may invest may be traded (and privately negotiated) in the Over-the-Counter (“OTC”) market. The OTC market is largely unregulated. As a result and similar to other privately negotiated contracts, the Fund is subject to counterparty credit risk with respect to such option contracts.

Option premiums are treated as short-term capital gains and when distributed to shareholders, are usually taxable as ordinary income, which may have a higher tax rate than long-term capital gains for shareholders holding Fund shares in a taxable account.

25.	Global Market Risk. Please note, significant market events have occurred as a result of the COVID-19 pandemic since this post-effective amendment. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not. Consider giving the COVID-19 risk a separate heading, rather than including it in Global Market Risk.

August 20, 2020

RESPONSE: The COVID-19 Risk has been revised and set forth under a separate heading.

26.	Under Sector Risk, please include risks disclosures with respect to any sectors that is principal to the investment strategy.

RESPONSE: The Registrant notes that there is no particular sector which is part of the Fund’s principal investment strategy. The Fund’s investment strategy may take advantage of undervalued and overvalued sectors from time to time, however, the Fund will not be excessively overweight or underweight any particular sector. Because no particular sector is part of the Fund’s principal investment strategy, the SAI disclosure has been modified. The SAI now includes risk factors for each sector of the S&P 500 Index.

27.	Enhance the Turnover Risk to be specific to the Fund’s operations.

RESPONSE: The Turnover Risk has been revised, as follows:

The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. Although the Fund cannot accurately predict its annual portfolio turnover rate, may exceed 100% during times of market volatility. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund nor is active and frequent trading a principal investment strategy. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

28.	At the top of page 11, it states the Fund may invest in ETFs and “other investments companies”. Is investing in other investment companies this part of the principal investment’s strategy? If it is, please revise Item 4 Summary accordingly.

RESPONSE: The Fund does not intend to invest in other investment companies as part of its principal investment strategy. The disclosure in the Prospectus has been revised and investing in other investment companies is only addressed in the SAI.

29.	At the top of page 13, please revise “unacceptable weight” to Plain English.

RESPONSE: The disclosure has been modified, as follows:

“A position has doubled in weight”

30.	In the following bullet point, please revise “has decreased from previous estimates” to Plain English.

RESPONSE: The disclosure has been modified, as follows:

Analysts’ estimates of future earnings of the company have decreased by more than 5% from previous estimates;

August 20, 2020

31.	At the top of page 18, is “after your order is received in proper form by the Fund” accurate? Or should it state “Transfer Agent”? or both?

RESPONSE: The disclosure has been modified, as follows:

“…after your order is received in proper form by the Transfer Agent.”

32.	With respect to Redemptions In Kind, please add the following risks:

-The investor will bear all market risks until in-kind securities are sold

-The Shareholder may incur taxable capital gains when the securities are transferred or sold.

RESPONSE: The requested revisions have been made.

33.	SAI. Please Confirm any principal investment strategies and risks are disclosed in the Prospectus. In the SAI consider clarifying what is principal vs. non-principal.

RESPONSE: The SAI has been revised as requested.

34.	With respect to Repurchase Agreements, please state the maximum shall not exceed 33.33%.

RESPONSE: The requested revision has been made.

35.	With respect to the non-fundamental limitation on Margin Purchases, please reflect what this Fund will do. Consider revising the generalized 40 ACT limitation to be specific for the Fund

RESPONSE: Registrant will consider revising the limitation and discuss with the Board at its next quarterly meeting.

36.	On page 12 of the SAI, revise “d) and emergency exists” to include “as declared by the SEC”.

RESPONSE: The requested revision has been made.

August 20, 2020

If you have further questions, please contact Cassandra Borchers at 513.352.6632.

Very truly yours, /s/ Thompson Hine LLP Thompson Hine LLP
CWB